

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 28, 2008

Kevin T. Dunphy
Chief Financial Officer
Aduromed Industries, Inc.
3 Trowbridge Drive
Bethel, Connecticut 06801

> **Re: Aduromed Industries, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **File No. 0-3125**

Dear Mr. Dunphy:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief